SECURITIES AND EXCHANGE COMMISSION

 Washington, D. C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of

2 February 2005

CRYSTAL GRAPHITE CORPORATION

#1750-999 West Hastings Street, Vancouver, BC V6C 2W2, Canada

[indicate by check mark whether the registrant files or will file annual report under cover Form 20-F or Form 40-F.]

Form 20-F

   X

Form 40-F

[indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

 Yes

   X

No

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYSTAL GRAPHITE CORPORATION

(Registrant)

"Lana Bea Turner"

Date:  2 Feb., 2005

by:

(Lana Bea Turner, Secretary)*

*Print the name and title of the signing officer under his signature.

CGC

CRYSTAL GRAPHITE CORPORATION

News Release # 0168

Shares Outstanding: 44,421,671

CUSIP #229248109

CNQ Trading Symbol:  "CYTG"

OTCBB Trading Symbol: "CYTGF"

February 2, 2005

CGC TO ADD STRENTH TO THE BOARD OF DIRECTORS AND INCREASES MINERAL CLAIMS IN CANADA PUMICE CORPORATION

Vancouver, BC...Crystal Graphite Corporation ("CGC") (CNQ:CYTG & OTCBB:CYTGF )...Crystal Graphite Corporation would like to announce that it is nominating Mr. Paul H. Hough as Director at its 17 February 2005 Annual General Meeting.   As of October 2000, Mr. Hough retired after 40 years with Van Waters & Rogers in Canada and the United States.  His last position was as President and Chief Executive Officer of Vopak Distribution Americas Corporation, the North American Business Unit of Royal Vopak that includes the activities of the Van Waters & Rogers in the United States and Van Waters & Rogers Ltd, in Canada.  The position of CEO was held since the acquisition of UNIVAR CORPORATION in July of 1996.

Since 1960, Mr. Hough has worked from a sales trainee with Van Waters & Rogers to President while gaining experience in numerous positions within the company.  Prior to joining Van Waters & Rogers, Mr. Hough was employed as a Refinery Chemist at British American Oil.  He attended both University of British Columbia and the British Columbia Institute of Technology and holds a degree in Technology.  His leadership, management experience and technical knowledge will add further strength to the CGC Board of Directors and benefit Crystal Graphite Corporation and Canada Pumice Corporation ability to market its industrial mineral products.

Mr. Hough is a Director of Momentum Textile Group and Franklin Tool Co.  He has also been a Director for a major Vancouver area Credit Union and has served on the Vancouver Junior Achievement Board and United Way.

On 14 January 2005, Canada Pumice Corporation, a subsidiary of Crystal Graphite Corporation, acquired six large mineral claims adjacent to its Nazko Cone and the Klara claims and its active mineral leases located 100 kilometres west of the City of Quesnel in the Province of British Columbia.  These claims are south and southwest of the companies Klara claims with a new total area of approximately 2,438.14 hectares (6,024.64 acres) or 24.3814 square kilometres. Adding this new claim area to the Klara claims property gives a total of 3638.143 hectares or a total of 9,095.357 acres.

 The following details the six new mineral claim blocks in addition to the Klara Claims:

            Tenure # 503542 @ 233.923 hectares

            Tenure # 503543 @ 487.551 hectares

            Tenure # 503544 @ 292.478 hectares

            Tenure # 503546 @ 487.785 hectares

            Tenure # 503548 @ 468.113 hectares

            Tenure # 503550 @ 468.293 hectares

            Klara Claims       @ 1200      hectares

          ________________________________

            Total  area            3,638.143 hectares

The purpose of acquiring these claims were to:

1)

investigate some of the current indicators of the  presence of metallic minerals  , and

2)

prevent staking by other companies on the ground adjacent to the Nazko "Klara Claims" mineral potential areas.

These mineral claims were staked by the use of new British Columbia Government online Mineral Titles system which commenced on 12 January 2005.

For further information, visit the Company's website: http://www.crystalgraphite.com or contact the company via toll free 1-877-509-8877 or by email: gvanboeyen@crystalgraphite.com.

The CNQ has not reviewed and does not accept responsibility for the adequacy and accuracy of this information.

This release contains "forward looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21B of the Securities Exchange Act of 1934.  Any statements that express or involve discussions with respect to prediction, expectations, beliefs, plans, projections, objectives, goals, assumptions or future events or performance are not statements of historical fact and may be "forward looking statements."  Forward looking statements are based on expectations, estimates and projections at the time the statements are made that involve a number of risks and uncertainties which could cause actual results or events to differ materially from those presently anticipated.  Forward looking statements in this action may be identified through the use of words such as "expects", "will", "anticipates", "estimates", "believes", or statements indicating certain actions "may", "could" or "might" occur.